BAKER & MCKENZIE
東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax : +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com


05009188

FILE No. 82-5078

SUPPL

June 15, 2005


SEC MAIL
RECEIVED
PROCESSING
JUN 2 1 2005
WASH, D.C.
213
SECTION

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Funai Electric Co., Ltd.
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to **Funai Electric Co., Ltd.** with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Notice of Acquisition by the Company of its Own Shares (dated May 11, 2005);
- Notice of Stock Option Plan by the Method of Stock Acquisition Rights (dated May 11, 2005);
- Notice of Shift to Company Adopting Committee System and Change of Officers (dated May 11, 2005) and
- Notice regarding Purchase of the Company's Own Shares from the Market (Purchase by the Company's own shares pursuant to Article 211-3 (1) (ii) of the Commercial Code of Japan) (dated June 1, 2005).

Yours truly,


PROCESSED
JUN 2 3 2005
THOMSON
FINANCIAL

Ken Takahashi

Encl.
cc: Funai Electric Co., Ltd.
Daiwa Securities SB Capital Markets Europe Limited.
Sullivan & Cromwell, Tokyo (w/o documents)

(Translation)

Press Release **FUNAI**

May 11, 2005

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and
Representative Director

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Toshihiko Morita
Corporate Executive Officer
and General Manager of
Administration
(Tel: 072-870-4304)

Notice of Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan)

Notice is hereby given that Funai Electric Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on May 11, 2005, resolved that the Company would acquire its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan, as described below:

Description

1. Reason for the acquisition by the Company of its own shares:

   To allow management to carry out capital policies with agility in response to changing business situations, the Company desires to acquire its own shares within the following limit whenever the necessity arises.

2. Details of the acquisition:

   (1) Class of shares to be acquired: Shares of common stock of the Company

   (2) Total number of shares to be acquired: (Not exceeding) 1,000,000 shares
   (Ratio thereof to the total number of issued shares: 2.8%)

(3) Aggregate acquisition prices of shares: (Not exceeding) ¥15,000,000,000

(4) Acquisition period: From May 12, 2005 to March 31, 2006

(Reference) Number of its own shares held by the Company as of March 31, 2005:

Total number of issued shares (excluding its own shares held by the Company):	35,369,837 shares
Own shares held by the Company:	700,559 shares

- END -

(Translation)

Press Release **FUNAI**

May 11, 2005

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and
Representative Director

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Toshihiko Morita
Corporate Executive Officer
and General Manager of
Administration
(Tel: 072-870-4304)

Notice of Stock Option Plan by the Method of Stock Acquisition Rights

Notice is hereby given that Funai Electric Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on May 11, 2005, resolved that the Company would submit a proposition for the approval of the issuance of stock acquisition rights as stock options pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan to the 53rd Ordinary General Meeting of Shareholders of the Company to be held on June 23, 2005, as described below:

Description

1. Reason for issuing stock acquisition rights to parties other than shareholders on specifically favorable conditions:

   To afford incentives to and raise the morale of the directors and employees of the Company and its subsidiaries to contribute to achieving much improved results, secure good human resources and promote their long-term contribution, the Company intends to issue stock acquisition rights as stock options to the directors and employees of the Company and its subsidiaries, free of charge.

   In addition, to raise consciousness of the advisors, external consultants and researchers of the Company and its subsidiaries to participate in management and afford incentives to them to increase their contribution to higher business performances of the Company, the Company intends to issue stock acquisition rights as stock options to the advisors, external consultants and researchers of the Company and its subsidiaries, free of charge.

2. Outline of the issuance of stock acquisition rights:

(1) Qualified grantees of stock acquisition rights:

Directors (including executive officers to be appointed at a meeting of the Board of Directors subject to the approval and adoption thereof at the 53rd Ordinary General Meeting of Shareholders; the same appliers hereinafter), employees, advisors and external consultants and researchers of the Company and its subsidiaries.

Any person who becomes any of such directors, employees, advisors, external consultants and external researchers of the Company and its subsidiaries on or after the close of the 53rd Ordinary General Meeting of Shareholders shall be included in the qualified grantees of stock acquisition rights.

(2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

Not exceeding 360,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted in accordance with the following formula. Such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

In addition, in the event that the Company enters into a merger or consolidation with another company and the stock acquisition rights continue to remain effective, the Company becomes a 100% parent company by a share exchange with another company or the Company incorporates a company or transfers business by a spin-off, the Company may adjust the number of shares as considered necessary.

(3) Total number of stock acquisition rights to be issued:

Not exceeding 3,600 rights (Number of shares to be issued or transferred for each stock acquisition right: 100 shares. Provided, however, that in case of an adjustment to the number of shares as set forth in item (2) above, the adjustment shall be made similarly.).

(4) Issue price of a stock acquisition right:

Free of charge.

(5) Amount to be paid in upon exercise of a stock acquisition right:

The amount to be paid in upon exercise of a stock acquisition right shall be an amount

obtained by multiplying the paid-in amount per share to be issued or transferred upon the exercise of each stock acquisition right (the "Paid-in Amount") by the number of shares to be issued or transferred for each stock acquisition right. The Paid-in Amount shall be an amount obtained by multiplying by 1.05 the average of the daily closing prices (regular transactions) of the Company's shares on Osaka Securities Exchange Co., Ltd. for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month during which the stock acquisition right is issued, with any fraction of one yen rounded upward to the nearest one yen; provided, however, that if the amount so obtained falls below the closing price on the issue date of the stock acquisition right (if transactions are not validly made on that day, the closing price on the immediately preceding day), the Paid-in Amount shall be the closing price on the issue date of the stock acquisition right (if transactions are not validly made on that day, the closing price on the immediately preceding day).

In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the said Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In the event that the Company issues new shares (exclusive of the issuance of new shares upon exercise of stock acquisition rights or exercise of rights to subscribe for new shares pursuant to the provision of Article 280-19, paragraph 1 of the Commercial Code prior to the enforcement of the Law to Amend Part of the Commercial Code, Etc. (2001 Law No. 128)) or disposes of its shares of treasury stock at a paid-in price lower than the current market price, the said Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

In the above calculation formula, "Number of already issued shares" represents the number of shares issued by the Company after deducting the number of shares of treasury stock of the Company and in the event that the shares of treasury stock are disposed of, "Number of newly issued shares" shall be read "Number of shares of treasury stock disposed" and "Current market price before the issuance of new shares" shall be read "Current market price before the disposal".

In addition, in the event that the Company enters into a merger or consolidation with another company and the stock acquisition rights continue to remain effective, the

Company becomes a 100% parent company by a share exchange with another company or the Company incorporates a company or transfers business by a spin-off, the Company may adjust the exercise price as considered necessary.

(6) Period for exercising stock acquisition rights:

August 1, 2007 through July 31, 2014.

(7) Terms and conditions of the exercise of stock acquisition rights:

(i) The number of stock acquisition rights exercisable in any given year (from August 1 through July 31 of the following year) during the period for exercising stock acquisition rights shall be governed by the rule to be established by the Board of Directors. If any person satisfying the conditions for exercising his/her stock acquisition rights does not exercise all or part of his/her rights in any given year, the rights remaining unexercised in such any given year may be carried over to any subsequent year until the period for exercising stock acquisition rights expires.

(ii) Any employee of the Company or any of its subsidiaries who has been allocated stock acquisition rights shall not be entitled to exercise his/her rights in any given year (from August 1 through July 31 of the following year) during the period for exercising stock acquisition rights unless he/she has passed an internal performance evaluation for such any given year.

(iii) Before any advisor, external consultant or external researcher of the Company or any of its subsidiaries who has been allocated stock acquisition rights exercises his/her rights in any given year (from August 1 through July 31 of the following year) during the period for exercising stock acquisition rights mentioned in paragraph (6) above, he/she shall be required to obtain approval from the Board of Directors of the number and timing of stock acquisition rights so exercisable, based on the evaluation of his/her contribution to the Company's performance.

(iv) If any director or employee of the Company or any of its subsidiaries who has been allocated stock acquisition rights ceases to be a director, statutory auditor or employee of the Company or any of its subsidiaries or an advisor of the Company or any of its subsidiaries under an advisory contract entered into with the Company or any of its subsidiaries, as the case may be, he/she shall not be entitled to exercise the stock acquisition rights.

(v) If any advisor of the Company or any of its subsidiaries who has been allocated stock acquisition rights ceases to be an advisor under an advisory contract entered into with the Company or any of its subsidiaries, such advisor shall not be entitled to exercise the stock acquisition rights.

(vi) If any external consultant or external researcher of the Company or any of its subsidiaries who has been allocated stock acquisition rights ceases to be an external consultant or external researcher under a contract entered into with the Company or any of its subsidiaries, such external consultant or external researcher shall not be entitled to exercise the stock acquisition rights.

(vii) If any person who has been allocated stock acquisition rights dies, his/her heir may succeed to the stock acquisition rights, subject to the terms and conditions to be stipulated in the contract mentioned in item (viii) below.

(viii) Any other terms and conditions shall be governed by a contract to be entered into between the Company and the relevant person who has been allocated stock acquisition rights in accordance with a resolution to be adopted at a meeting of its Board of Directors.

(8) Events and conditions to cancel stock acquisition rights:

(i) In the event that a merger agreement under which the Company shall be merged is approved, or a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration unless the surviving company or the 100% parent company of the Company acquires the obligations related to the stock acquisition rights.

(ii) In the event that any person who has been allocated stock acquisition rights fails to exercise his/her stock acquisition rights due to any of the terms and conditions mentioned in paragraph (7) above occurring prior to the exercise thereof, the Company may cancel his/her stock acquisition rights without consideration.

(9) Restriction on the transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

(Note) The details described above shall be subject to the approval and adoption of the "Amendment of Articles of Incorporation" and "Proposition on the Issuance of Stock acquisition Rights to Parties Other than Shareholders on Specifically Favorable Conditions" at the 53rd Ordinary General Meeting of Shareholders of the Company to be held on June 23, 2005.

- END -

(Translation)

Press Release **FUNAI**

May 11, 2005

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and
Representative Director

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Toshihiko Morita
Corporate Executive Officer
and General Manager of
Administration
(Tel: 072-870-4304)

Notice of Shift to Company Adopting Committee System and Change of Officers

Notice is hereby given that Funai Electric Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on May 11, 2005, resolved that the Company would shift to a "company adopting a committee system" and change officers subject to approval thereof at the 53rd Ordinary General Meeting of Shareholders of the Company to be held on June 23, 2005 (expected), as described below:

Description

1. Purpose of the shift:

   To enable swifter and more flexible execution of business by investors by distributing the functions of supervision and execution of business to Directors and Corporate Officers separately and materialize transparent corporate governance that can be appreciated by conducting much stricter audits of officers responsible for execution of business, the Company intends to shift to a "company adopting a committee system".

   In addition, by shifting the functions of the Board of Directors to Corporate Officers, the Company will materialize more maneuverability through swift decision-making on management and secure international competitiveness in the international economic society changing very rapidly, whereby enhancing its enterprise value.

2. Compositions of the Board of Directors and Committees, etc.

(1) Board of Directors

To materialize transparent management, the Board of Directors will be composed so that a majority of its members are outside Directors.

(2) Committees

(i) Nomination Committee

To secure transparency in selecting candidates for Directors, the Committee will be composed so that a majority of its members are outside Directors.

(ii) Audit Committee

The Committee will be composed so that a majority of its members are outside Directors. It will have supporting staffs to enhance its auditing effectiveness and also share more information between its internal audit organ and outside audit organ (account auditors) to materialize collaboration and efficiencies of management auditing functions.

(iii) Compensation Committee

The Committee will be composed so that a majority of its members are outside Directors. It will determine policies of compensations for Directors and Corporate Officers and specific individual compensations, whereby enhancing transparency in determining compensations for officers.

3. New Officers (subject to approval at the 53rd Ordinary General Meeting of Shareholders)

(1) Candidates for Directors:

Chairman of the Board	Tetsuro Funai	(President and Representative Director)
Member of the Board	Yoshio Nakajima	(Supreme Advisor)
Member of the Board	Sanya Ito	(Corporate Executive Officer)
Member of the Board	Akitaka Inoue	(Full-time Statutory Auditor)
Member of the Board	Mitsuo Yonemoto	(Director)
Member of the Board	Junsho Kawasaki	(Director)
Member of the Board	Morihiko Tashiro	(Director)
Member of the Board	Akira Miyazaki	(Director)
Member of the Board	Shigemichi Asakura	(Statutory Auditor)
Member of the Board	Yasuhisa Katsuta	(Advisor)

(2) Candidates for chairman and members of each Committee:

(i) Nomination committee

Chairman	Tetsuro Funai
Member	Yoshio Nakajima
Member	Sanya Ito
Member	Mitsuo Yonemoto
Member	Junsho Kawasaki
Member	Morihiko Tashiro
Member	Akira Miyazaki
Member	Yasuhisa Katsuta

(ii) Audit Committee

Chairman	Akitaka Inoue
Member	Morihiko Tashiro
Member	Shigemichi Asakura
Member	Yasuhisa Katsuta

(iii) Compensation Committee

Chairman	Tetsuro Funai
Member	Yoshio Nakajima
Member	Sanya Ito
Member	Mitsuo Yonemoto
Member	Junsho Kawasaki
Member	Morihiko Tashiro
Member	Akira Miyazaki
Member	Shigemichi Asakura
Member	Yasuhisa Katsuta

(3) Candidates for Representative Corporate Officer and Corporate Officers

Representative Corporate Officer	President and CEO	Tetsuro Funai *	(President and Representative Director)

Corporate Officer	Executive Vice President	Yoshio Nakajima*	(Supreme Advisor)
Corporate Officer	Managing Officer	Sanya Ito*	(Corporate Executive Officer)

The officers marked with * are expected to serve as Members of the Board concurrently.

4. Retiring Directors and Statutory Auditors:

(1) Retiring Directors

Motoaki Yasumura (Senior Managing Director)

Akira Yokouchi (Director)

(2) Retiring Statutory Auditors

Akitaka Inoue

Kengou Takemori

Koji Ogino

Shigemichi Asakura

Shigeru Otsuka

- The retirement involves the shift of the Company to a "company adopting a committee system". Akitaka Inoue and Shigemichi Asakura are expected to assume office as Directors.

(Note) The titles in the parentheses represent the current titles (as of May 11, 2005).

- END -

FILE NO. 82-5078

Press Release

FUNAI

June 1, 2005

To Whom It May Concern:

Funai Electric Co., Ltd.

Representative: Tetsuro Funai, the President
(Code No.: 6839 1st section of TSE/OSE)
Inquires: Toshihiko Morita, Executive Director
Administrative Division
(Tel: 81-72-870-4304)

Notice Regarding Purchase of the Company's Own Shares from the Market

(Purchase by the Company's own shares pursuant to Article 211-3 (1) (ii) of the Commercial Code of Japan)

This is to notify that the company has purchased its shares from the market pursuant to the provisions of Article 211-3(1)(ii) of the Commercial Code of Japan as follows.

1. Purchase period	From May 12 to May 31, 2005
2. Total Number of shares purchased	255,100 shares
3. Total amount of purchase costs of shares	3,009,229,000 yen
4. Method of purchase	Purchased on the Osaka Securities Exchange

Reference :

1. Contents of the resolution at the Board of Director's meeting held on May 11, 2005

(1) Type of shares to be purchased	Common stock of the company
(2) Total number of shares to be purchased	Up to 1,000,000 shares (2.8% of the shares outstanding)
(3) Total amount of purchase costs of shares	Up to 15,000,000,000 yen
(4) Period of purchase	From May 12, 2005 to March 31, 2006

2. Aggregate number of shares and purchase costs on or after the Board of Directors' meeting (May 11, 2005)

(1) Aggregate number of shares purchased	255,100 shares
(2) Aggregate amount of purchase costs of shares	3,009,229,000 yen

3. Status of the Company's own shares as of May 31, 2005

(1) Number of shares outstanding (excluding treasury stock):	35,116,337 shares
(2) Number of shares held as treasury stock:	955,659 shares

-END-